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JON S. RAND

jon.rand@dechert.com
+1 212 698 3634 Direct
+1 212 314 0074 Fax

July 6, 2010

VIA ELECTRONIC TRANSMISSION

Jim O’Connor

U.S. Securities and Exchange Commission

Division of Investment Management

1000 F Street, N.E.

Washington, D.C.  20549-4644

Re:    SunAmerica Specialty Series (SEC File Nos. 333-111662 and 811-21482) Post-Effective Amendment No. 20

Dear Mr. O’Connor:

Pursuant to your request, this letter responds to comments you provided telephonically on Wednesday, June 23, 2010, regarding Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A for SunAmerica Specialty Series (the “Registrant”), under the Securities Act of 1933 (the “Securities Act”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 4, 2010.  The amendment was filed to amend the investment strategy of the SunAmerica Alternative Strategies Fund (the “Fund”), an existing series of the Registrant.  The Registrant has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Registrant’s Registration Statement on its behalf.  These changes will be reflected in a Post-Effective Amendment to the Registrant’s Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act.

Responses to Comments

The responses to your comments below are numbered according to the order in which you provided such comments.  Capitalized terms have the same meaning as defined in the Prospectus or Statement of Additional Information (“SAI”), as applicable, unless otherwise indicated.

1.             Comment:             Please generally revise the summary section of the Prospectus to conform to Form N-1A.

Response:             The Registrant respectfully declines to revise the summary section of the Prospectus, except as noted in the specific comments addressed herein, as the Registrant believes that the summary section of the Prospectus conforms to Form N-1A.

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2.             Comment:             Please revise the introduction paragraph to the Fees and Expenses of the Fund table on page 2 of the Prospectus to conform to the disclosure required by Item 3 of Form N-1A.  Please delete the word “institution” from “financial professional institution.”

Response:             The requested change has been made.

3.             Comment:             In the Fees and Expenses of the Fund table (the “Fee Table”) on page 2 of the Prospectus, please combine the line items and corresponding footnotes (3) and (4) regarding Fee Waivers and/or Expense Reimbursements.

Response:             The Registrant has included separate line items in the Fee Table for the contractual caps, as described in footnote 4, and for the Management Fee Waiver relating to the Subsidiary, as described in footnote 3, in order to assist investors in distinguishing between the nature and amount of such waivers and reimbursements.  In particular, the Management Fee Waiver is not subject to recoupment whereas the contractual caps are subject to recoupment.  In addition, by breaking out the Management Fee Waiver, investors can distinguish the portion of “Other Expenses of the Subsidiary” that represent the Subsidiary Management Fee, which are subject to the Management Fee Waiver, from the other expenses of the Subsidiary, which are borne by the Fund.  Accordingly, the Registrant respectfully declines to make the requested changes.

4.             Comment:             In the Fee Table on page 2 of the Prospectus, please delete footnote (1) in its entirety.

Response:             The Registrant respectfully declines to delete the footnote describing that purchases of Class A Shares of $1 million or more will be subject to a CDSC on redemptions made within two years of purchase.  The Registrant believes that such disclosure may be material to an investor’s investment decision and also notes that other fund complexes that have filed registration statements in accordance with the amended Form N-1A include similar disclosure as footnotes to their Fee Tables.(1)

(1)   See, e.g., DWS Advisor Funds, Registration Statement filed on Form N-1A with the SEC on January 29, 2010 (http://www.sec.gov/Archives/edgar/data/797657/000008805310000156/nb020110af.txt); Putnam Funds Trust, Registration Statement filed on Form N-1A with the SEC on December 30, 2009 (http://www.sec.gov/Archives/edgar/data/1005942/0000092881609001358/a_pft485b.htm)

5.             Comment:             For footnotes (3) and (4) to the Fee Table on page 2 of the Prospectus, please state when, by whom and under what circumstances the contractual fee waivers and expense limitations can be terminated.

Response:             The Registrant acknowledges the comment and notes that footnote (3) provides that the “waiver may not be terminated by SunAmerica and will remain in effect for as long as SunAmerica’s contract with the Subsidiary is in place.”  The Registrant also notes that footnote (4) provides that the “fee waiver and expense reimbursement will continue in effect indefinitely, unless terminated by the Board of Trustees, including a majority of the Independent Trustees.” Accordingly, the Registrant does not believe any changes are necessary in order to address the Staff’s comment.

6.             Comment:             In the Fee Table on page 2 of the Prospectus, please delete footnote (7) in its entirety.

Response:             The Registrant respectfully declines to delete the footnote regarding the restatement of the “Other Expenses of the Subsidiary,” and corresponding Management Fee Waiver, since the Registrant believes that showing expenses of the Subsidiary as if the Subsidiary had been in operation for the full fiscal year better represents the annual expenses of the Subsidiary to investors.

7.             Comment:             Please revise the “Principal Investment Strategies and Techniques of the Fund” section of the summary portion of the Prospectus to make it more concise.

Response:             In light of the nature of the Fund’s investments, the Registrant believes it has summarized the Fund’s principal investment strategies and techniques in a reasonably concise manner. Accordingly, the Registrant respectfully declines to revise the “Principal Investment Strategies and Techniques of the Fund” section.

8.             Comment:             In the “Principal Risks of Investing in the Fund” section of the Prospectus, please delete the statement that the Adviser has limited experience managing a mutual fund.

Response:             The Registrant believes that this information is relevant to investors, especially in light of the nature of the Fund’s investment strategies, and therefore respectfully declines to delete this disclosure.

9.             Comment:             Please revise the introduction paragraph to the Performance Information table on page 7 of the Prospectus to conform to Form N-1A.  In addition, please delete the following disclosure: “The Fund changed investment strategies on [ ], 2010.  Although past performance is not necessarily indicative of future results, the performance shown for periods prior to [ ], 2010 reflects the Fund’s former investment strategy and, as a result, may have even less of a predictive value.”

Response:             The Registrant has deleted the quoted disclosure regarding the change in investment strategies.  The Registrant respectfully declines to revise the introduction paragraph to the Performance Information table, except as noted in the preceding sentence, as the Registrant believes that the introduction paragraph conforms to Form N-1A.

10.           Comment:             Please delete footnote (1) to the “Average Annual Total Returns” table on page 8 of the Prospectus if such disclosure in only a hypothetical statement.

Response:             The Registrant has not deleted footnote 1 as the footnote is an explanation of actual performance information for the Fund.

In addition, we are authorized by our client to acknowledge the following on the Registrant’s behalf:

•      the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•      the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•      the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please do not hesitate to contact me at (212) 698-3634 if you have any comments or if you require additional information regarding the Registrant’s Registration Statement.

Respectfully submitted,

/s/ Jon S. Rand
Jon S. Rand

cc:      Kathleen Fuentes, Esq., SunAmerica Asset Management Corp.